Interlink Electronics, Inc.

546 Flynn Road

Camarillo, California 93012

April 22, 2008

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interlink Electronics, Inc.

Registration Statement on Form S-1/A

Commission File No. 333-145387

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Interlink Electronics, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective on April 24, 2008 at 5:00 p.m. EST, or as soon thereafter as practicable.

In connection with the request for effectiveness of the above-referenced Registration Statement, the Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTERLINK ELECTRONICS, INC.

By:	/s/ CHARLES C. BEST
Charles C. Best,
Chief Financial Officer